FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending December 07, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







 Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



I give below details of changes in interests in the American Depositary Shares
(ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Person Discharging Managerial Responsibility:-




Mr D Stout         The exercise on 6 December 2007 of the following options
                   granted under the GlaxoSmithKline plc Share Option Plan:


      Number of ADSs                  Grant Date                    Option Price
                                                                       (US$)
          29,416                     20 May 1998                       49.36
          95,000                   3 December 2002                     37.25
         170,000                   15 December 2003                    44.57



The sale of 294,416 ADSs on 6 December 2007 at a price of $52.66 per ADS.

The Company was advised of this transaction on 6 December 2007.

This notification is in accordance with Disclosure and Transparency Rule 3.1.4R
(1)(a).



S M Bicknell
Company Secretary



7 December 2007



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 07, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc